APIVA VENTURES LIMITED
c/o Vector Corporate Finance Lawyers
1040 – 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

MANAGEMENT INFORMATION CIRCULAR

As at May 29, 2008
unless otherwise noted

SOLICITATION OF PROXIES

              This Information Circular is furnished in connection with the solicitation of proxies by the management of APIVA VENTURES LIMITED (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

              It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at a nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

              The persons named in the accompanying Form of Proxy are nominees of the Company’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Annual General Meeting (the “Meeting”) may do so either by:

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY;
OR
BY COMPLETING ANOTHER PROPER FORM OF PROXY.

              The completed proxy must be deposited at the office of National Stock Transfer, Inc., Proxy Department, 1512 S. 1100 E., Suite B, Salt Lake City, Utah 84105-2425, USA not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

              A shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of National Stock Transfer, Inc., Proxy Department, or to the registered office of the Company, #1040 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the

Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

              If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

              The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters, which may properly come before the Meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

              Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

              Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

              In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

              The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

              The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders (“Beneficial Shareholders”) should note that only proxies deposited by persons whose names appear on the register of shareholders of the Company (“Registered Shareholders”) can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Company’s Central Securities Register. Such shares will, more likely, be registered under the name of the shareholder’s broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. In the USA, the vast majority of such Shares are registered under the name of Cede & Co., which acts as a nominee for many American brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. and/or Cede & Co. are held.

              Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to Broadridge or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with Broadridge, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

              Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;
(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT’S DISCUSSION
AND ANALYSIS & ADDITIONAL INFORMATION

              Please note that the figures in this Information Circular are in Canadian dollars unless otherwise indicated.

              The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the years ended December 31, 2007 and December 31, 2006 (the “Financial Statements”), including the accompanying notes and the auditor’s report will be presented to the shareholders at the Meeting. These documents have been mailed to those shareholders on the Company’s Supplemental Mailing List who had indicated that they wished to receive the Financial Statements by mail. The Financial Statements have also been filed and may be found on EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm.

              Additional information relating to the Company may be found on EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm. A security holder may contact the Company to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

              The management of the Company will recommend to the Meeting to appoint Madsen & Associates, CPA’s Inc., of 684 East Vine Street, Suite 3, Murray, Utah 84107 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

              Madsen & Associates, CPA’s Inc. was first appointed auditor of the Company in June, 2005.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

              The Company is currently authorized to issue 100,000,000 common shares without par value (the “Common Shares”). As at May 29, 2008, 78,789,619 Common Shares of the Company are issued and outstanding.

              Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 23, 2008 as the record date for the determination of the shareholders entitled to vote at the Annual and Special General Meeting.

              To the knowledge of the current Director or Senior Officer of the Company and the former Directors and Officers of the Company who resigned on May 8, 2008, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
Christopher Dean Yorkshire, England	58,000,000	73.645%

ELECTION OF DIRECTORS

              Management proposes to fix the number of Directors of the Company at 1 to 7 (#) and to nominate the persons listed in the following table for election as Directors. Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

              The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised. The term of each of the present directors expires at the Annual General Meeting.

Name, Province, Country of Residence and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
BRIAN JENKINS Burnaby, B.C. Canada PRESIDENT & DIRECTOR	May 8, 2008	Nil	Self-employed consultant and marketing consultant

The Company currently has only one director and officer, Brian Jenkins. The Company proposes to appoint up to an additional six directors to the board as soon as management is able to find suitable additional directors. The British Columbia Business Corporation Act (“BCBCA”) requires that a reporting Company have a minimum of three directors and current management undertakes to appoint two additional directors to the board by December 31, 2008. The Company currently does not have an audit committee however, as the Company is required, pursuant to section 224 of the British Columbia Business Corporations

Act, to have an audit committee comprised of three directors, the Company will remedy this deficiency once it has a sufficient number of directors on the Board of Directors and will establish an Audit Committee comprised of three directors, two of which will be independent.

NOTES:

(a)	The information as to shareholdings has been furnished by the respective nominee(s).
(b)	Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected as at the date indicated in the table.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	“Chief Financial Officer” or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)	“Named Executive Officers” or “NEOs” means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) above but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)	“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)	“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

1.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $150,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long Term Compensation
					Awards		Payouts
	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities Under Options/SARs Granted (#)	Restricted Shares Or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Brian Jenkins (1) Interim President and Director	/07 /06 /05	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Christopher Dean (2) President	/07 /06 /05	Nil Nil Nil	Nil Nil Nil	Nil(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nicholas Alexander(3) Secretary	/07 /06 /05	Nil Nil Nil	Nil Nil Nil	Nil(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Clair Calvert (4) Secretary and CFO	/07 /06 /05	Nil Nil Nil	Nil Nil Nil	Nil Nil $12,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)Brian Jenkins was elected to the board of directors on May 8, 2008 and was also appointed interim President on that date.

(2) Christopher Dean was appointed President and a director of the Company on June 17, 2005 and resigned as a director and executive officer on May 8, 2008. The Company issued to Christopher Dean 58,000,000 common shares as compensation for his services rendered to the Company in his capacity as a director and President.

(3) Nicholas Alexander was appointed Secretary and a director of the Company on December 6, 2005, and resigned as a director and officer of the Company on May 8, 2008. The Company issued to Nicholas Alexander 5,000,000 common shares as compensation for his services rendered to the Company in his capacity as a director and Secretary.

(4) Clair Calvert was elected to the board of directors on January 15, 2001 and was Secretary and CFO from June 18, 2003 to May 31, 2004. Mr. Calvert was appointed VP of Corporate Development on January 15, 2001 and remained an executive officer and director of the Company until June 17, 2005.

No LTIP awards have been made to the Company’s Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

              During the most recently completed financial year (January 1, 2007 to December 31, 2007) (the "Financial Period"), no incentive stock options were granted to the Named Executive Officer(s). As of September 30, 2004 there were stock options granted to former officers, directors and employees for 1,254,000 shares of common stock at an exercise price of $0.17 per share. As of December 15, 2004, all of those stock options were cancelled as the former officers, directors and employees had all resigned. No incentive stock options were granted to the Named Executive Officers during the most recently completed Financial Period.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR-END OPTION/SAR VALUES

              No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

EMPLOYMENT CONTRACTS

              During the most recently completed financial year there were no employment contracts entered into between the Company and its named executive officers.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed financial year and has no standard arrangement to compensate directors for their services as Directors. The Company has agreed to compensate Mr. Brian Jenkins, the sole officer and director of the Company, for his services to the Company by way of issuance of 25,000 post-consolidation shares of the Company after the increased share capital allows it, subject to the receipt of shareholder approval. The approval of the shareholders to the issuance of the aforesaid shares is therefore being sought at the Annual and Special General Meeting of the Company being held on June 30, 2008. See disclosure under the heading “Alteration and Increase of Authorized Capital” in this Information Circular for particulars of the consolidation and other alterations to the Company’s share capital.

              The following ordinary resolution will be presented to the shareholders for approval at the Meeting:

“RESOLVED, as an ordinary resolution, that the Company be authorized to issue to Brian Jenkins 25,000 post-consolidation shares of common stock of the Company in exchange for his officer and director services to the Company to December 31, 2008.”

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

              As at the end of the Company’s most recently completed financial year, set forth below are details of the equity securities of the Company authorized for issuance with respect to compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	n/a	Nil
Equity compensation plans not approved by securityholders	Nil	n/a	Nil
Total:	Nil	n/a	Nil

All outstanding stock options were cancelled in 2004. These options were granted at $0.17 per share to former officers, directors and employees who have all resigned.

TRANSITION UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

              Background

              Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “BCBCA”) replaced the previous Company Act (British Columbia) (the “Old Act”). As a consequence, all British Columbia companies are now governed by the BCBCA. The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act.

Some Key Differences between the Old Act and the BCBCA

•    The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value. The Old Act required that the authorized capital be fixed at a number approved by the shareholders.

•    There are no residency requirements for directors under the BCBCA. The Old Act required that at least one director be a resident of British Columbia, and that a majority of the directors be resident in Canada.

•    Special Resolutions of shareholders may now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

•    General meetings may now be held outside British Columbia if the location is approved by resolution of the directors. Under the Old Act, a general meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies (the “Registrar”) to hold the general meeting elsewhere.

•    The requirement to publish advance notice of election of directors has been removed under the BCBCA.

•    The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

•    Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to the Company for the declaration of dividends while the Company is insolvent.

•    The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders. Under the Old Act, the offer was required to be made pro-rata.

•    The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended. Defense costs may also be advanced by a company in certain cases.

•    Directors’ and shareholders’ meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones. In addition, directors’ consent resolutions may be passed in the manner provided under the Articles, including e-mail.

•    A company may provide financial assistance in connection with the purchase of its shares under the BCBCA, which was not permitted under the Old Act.

•    A company may, in limited circumstances, amalgamate with a foreign company under the BCBCA, without the requirement to first continue the second company into British Columbia. Amalgamations no longer require court approval, although court approval may still be requested.

Companies must transition under the BCBCA

              Every British Columbia company was required to under the BCBCA within two years from the coming into force of the BCBCA. Companies that have not completed the transition cannot complete various corporate actions, including capital alterations and name changes. In addition, the Registrar may take action to dissolve companies that have not completed the required transition by the deadline date of March 29, 2006.

              In order to transition to the BCBCA, a pre-existing British Columbia company must file a Transition Application with the Registrar. The Transition Application also contains a “Notice of Articles” which, on filing, will replace the Company’s Memorandum. Once transitioned, the Company will no longer have a Memorandum. The Notice of Articles will set out, amongst other things, the corporate name, the authorized share structure of the Company and the names and addresses of the directors. The sole director of the Company has approved the filing of a Transition Application. This is the first step under the mandatory transition to the BCBCA.

              Under the BCBCA, a pre-existing British Columbia company is not required to change its Articles. However, most public companies choose to do so in order to take advantage of the more permissive provisions of the BCBCA.

              Resolutions Relating to the BCBCA that are proposed to be passed at the Meeting

(a)	Removal of Pre-Existing Company Provisions

Under the BCBCA, the Notice of Articles to be adopted by the Company must indicate that certain “Pre-Existing Company Provisions” or “PCPs” continue to apply to the Company unless such provisions are removed with the approval of the shareholders by way of special resolution. Until removed, the PCPs will impose the following provisions relevant to the Company.

•    The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. This is the majority that was required under the Old Act. The BCBCA allows a special resolution to be passed by a minimum of a two-thirds vote. The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and

•    A repurchase or redemption of shares can only be offered pro-rata to all shareholders. The provision was required under the Old Act, and has been removed under the BCBCA. The Company is proposing to remove this requirement.

              The Board of Directors of the Company proposes to remove the PCPs in connection with the adoption of a new form of Articles that incorporates provisions permitted under the BCBCA. The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting, by shareholders present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if thought fit, to approve, with or without amendment, a special resolution substantially in the form set forth below:

“BE IT RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia) are hereby removed and no longer apply to the Company;

(b)

any director of the Company is authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time, in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

              This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

(b)         Replacement of Articles

              The directors are seeking shareholder approval to replace the existing Articles (the “Existing Articles”) of the Company with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the BCBCA.

              The directors are recommending that the Company adopt the New Articles which in form and substance will be consistent with the terms and provisions of the BCBCA. The proposed New Articles will be presented to the shareholders at the Meeting and are available for inspection by the shareholders during normal business hours at the Company’s registered and records office located at Suite 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2.

              The following is a summary of certain key provisions contained in the New Articles that represent a change from the Existing Articles;

•    Shareholder Resolutions at Meetings: The requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;

•    Location of Shareholder Meetings: General meetings of shareholders may now, if the location is approved by directors’ resolution, be held outside British Columbia.

•    Time of Shareholder Meeting: General Meetings of shareholders of the Company are required to be held each calendar year and not more than 15 months (rather than 13 months as was previously the case) after the holding of the last preceding annual general meeting.

•    Redemption and Repurchase: Any offer by the Company to purchase or redeem its own shares need not be made pro-rata to all the shareholders.

•    Resolutions Required to Effect Capital Alterations: Changes to the Company’s capital structure may be effected by ordinary resolution, including the following changes:

o	creation or cancellation of one or more classes or series of shares;
o	creation or removal of special rights and restrictions attaching to any class or series of shares;
o	changing the authorized capital
o	consolidating or subdividing all or any of the Company’s issued or unissued shares and
o	other alterations to the share capital and authorized capital, where permitted under the BCBCA.

•    Change of Name: The Company’s name may be changed by ordinary resolution or resolution of the directors.

•    Director Indemnification: The New Articles reflect the provisions of the BCBCA with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

•    Auditor’s Remuneration: The remuneration of the auditor of the Company may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

•    Removal of Director: A director of the Company may be removed as a director of the Company before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders whereas under the Existing Articles and the Old Act, such removal of a director required a special resolution of the shareholders.

              In addition, the BCBCA contemplates that companies may now adopt a provision in its Articles requiring an exceptional majority (in excess of that required to pass a special resolution) in respect of certain matters to be voted upon by shareholders. Management does not intend to include in the New Articles any requirement for an exceptional majority.

              The Board of Directors of the Company proposes to adopt the New Articles. The adoption of the New Articles requires the affirmative vote of not less than 75% of the votes cast at the Meeting by the Company’s shareholders, in person or by proxy.

               Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors recommend the shareholders approve, a special resolution which provides for the cancellation of the existing Articles of the Company and the adoption of a new form of Articles as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company.

              The text of the special resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"BE IT RESOLVED, as a special resolution, that:

(a)

the existing Articles of the Company, as filed with the British Columbia Registrar of Companies, be cancelled and that a new form of Articles be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

(b)

any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions, or as may be required to carry out the full intent and meaning thereof; and

(c)	the new form of Articles shall take effect upon deposit of this resolution at the Company’s records office."

Shareholder approval is also being sought to alterations in the Company’s authorized and issued share capital, full particulars of which are set out below under the heading “Alteration and Increase of Authorized Capital”.

(c)         Alteration and Increase of Authorized Capital

              Immediately following the Transition of the Company, the directors of the Company wish to make alterations to the authorized capital including consolidation of currently issued shares, increase of the authorized share capital, creation of preferred shares with a par value of US$0.001 per preferred share and changing the common shares from shares common shares without par value into common shares with a par value of US$0.001. Accordingly, the Company’s shareholders will be asked to consider and, if thought fit, to approve, with or without amendment, a special resolution substantially in the form set forth below:

“BE IT RESOLVED, as a special resolution, that:

(1)        pursuant to section 54(1)(h) of the Business Corporations Act (British Columbia), the fully paid issued capital of the Company be altered by consolidation of each one thousand (1,000) fully paid issued Common Shares without par value of the Company into one (1) fully paid issued Common Share without par value, so that the fully paid issued capital of the Company be decreased from 78,789,619 Common Shares without par value to 78,789.619 fully paid issued Common Shares without par value. All fractional shares shall be rounded up to the next digit;

(2)        by increasing the authorized capital of the Company from 100,000,000 Common Shares without par value to 250,000,000 Common Shares without par value pursuant to Section 54(1)(c) of the Business Corporations Act (British Columbia);

(3)        by the creation of 10,000,000 Preferred Shares with a par value of US$0.001 each pursuant to Section 54(1)(a) of the Business Corporations Act (British Columbia);

(4)        by changing all or any of the unissued Common Shares without par value into Common Shares with a par value of US$0.001 per Common Share pursuant to Section 54(1)(l) of the Business Corporations Act (British Columbia);

(5)        Paragraph G of the Notice of Articles OR Paragraph H of the Notice of Alteration of the Company, as applicable, be altered to reflect that the authorized capital of the Company consists of 260,000,000 Shares, divided into 250,000,000 Common Shares with a par value of US$0.001 and 10, 000,000 Preferred Shares with a par value of US$0.001.

(6)        The Notice of Articles OR Notice of Alteration, as applicable, be altered accordingly to reflect the alterations authorized by paragraphs (1) to (5) of this resolution; and that notwithstanding the consolidation of the fully paid issued Common Shares of the Company, the authorized share structure of the Company immediately following the alterations contemplated herein result in an authorized share structure of 260,000,000 Shares divided into 250,000,000 Common Shares with a par value of US$0.001 and 10, 000,000 Preferred Shares with a par value of US$0.001.

(7)        any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions as may be necessary to effect the amendments;

(8)        the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

(9)        the alterations made to the Company’s Articles shall not take effect until the Notice of Articles contained in the Transition Application has been filed;

(10)      subject to deposit at the Company’s records office of this resolution and the directors’ resolution authorizing the transition, the solicitors for the Company are authorized and directed to electronically file the Transition Application and the Notice of Alteration with the Registrar of Companies.”

              In accordance with the BCBCA, a “special resolution” means a resolution passed at a general meeting under the following circumstances:

(i)

notice of the meeting specifying the intention to propose the resolution as a special resolution is sent to all shareholders holding shares that carry the right to vote at general meetings at least 21 days before the meeting;

(ii)	the majority of votes cast by shareholders voting shares that carry the right to vote at general meetings is cast in favour of the resolution; and
(iii)	the majority of votes cast in favour of the resolution constitutes at least a special majority and “special majority” means, in respect of a pre-existing company, three-quarters of the votes cast on the resolution.

              The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies and, in the case of the Articles, upon their execution and delivery to the records office of the Company. Note that the Articles are no longer required to be filed with the Registrar of Companies.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

              None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

              Since the commencement of the Company's last completed financial year, other than as set out below or as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Brian Jenkins, the sole director and officer of the Company, was appointed to the Board of Directors on May 8, 2008. Mr. Jenkins is not assessing a salary for his services to the Company however he has submitted a request for the issuance of 25,000 post-consolidation shares of common stock of the Company, subject to the receipt of shareholder approval, in exchange for his officer and director services to December 31, 2008. Accordingly, an ordinary resolution is being presented to the shareholders for their approval of this proposed share issuance.

MANAGEMENT CONTRACTS

              There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

              It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

              The Company currently has only one director but will fill the vacancies in the board of directors as soon as management is in a position to appoint suitable additional directors.

              Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2006	$6,975	Nil	Nil	Nil
December 31, 2007	$4,350	Nil	Nil	Nil

(1)	The aggregate fees billed by the Corporation’s external auditor
(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”.

(3)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.
(4)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

BOARD APPROVAL

              The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 23, 2008.

              DATED at Vancouver, British Columbia, this 29th day of May, 2008.

CERTIFICATE

              The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD
APIVA VENTURES LTD.

“Brian Jenkins”
Brian Jenkins
President and Director

MADSEN & ASSOCIATES, CPA’s Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

Board of Directors
Apiva Ventures Limited
Bellevue, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Apiva Ventures Limited (development stage company) at December 31, 2007, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2007 and 2006 and the period January 1, 2000 (date of inception of development stage) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apiva Ventures Limited at December 31, 2007, and the results of operations, and cash flows for the years ended December 31, 2007 and 2006 and the period January 1, 2000 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in the notes to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah
May 18, 2008	s/Madsen & Associates, CPA’s Inc.

APIVA VENTURES LIMITED
( Development Stage Company)
BALANCE SHEET
December 31, 2007

ASSETS
CURRENT ASSETS

Cash	$-

Total Current Assets	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Notes payables	$138,665
Accrued interest payable	28,907
Accounts payable	14,854

Total Current Liabilities	182,426

STOCKHOLDERS' DEFICIT

Common stock
100,000,000 shares authorized at no par value,
78,789,619 shares issued and outstanding	9,817,201
Additional paid-in capital	821,408
Accumulated deficit	(10,821,035)

Total Stockholders' Deficit	(182,426)

$-

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(Development Stage Company)
STATEMENT OF OPERATIONS

For the Years Ended December 31, 2007 and 2006 and the Period
January 1, 2000 (Date of Inception of Development Stage) to December 31, 2007

			Jan 1, 2000
	Dec 31,	Dec 31,	to Dec 31,
	2007	2006	2007
REVENUES	$-	$-	$-
EXPENSES
Administration	39,165	15,427	2,156,744
Amortization	-	-	11,715
NET LOSS - before other income and expenses	(39,165)	(15,427)	(2,168,459)
OTHER INCOME AND EXPENSES
Valuation of conversion rights	-	(42,066)	(63,099)
Interest expense	(12,622)	(16,285)	(28,907)
Gain from settlement of debt	-	26,317	26,317
Interest income	-	-	21,988
Income distribution from partnership	-	-	179,404
Loss on sale and disposal of assets	-	-	(956,940)
NET LOSS	(51,787)	(47,461)	(2,989,696)
COMPREHENSIVE GAIN (L0SS)
Foreign exchange adjustment	-	(408)	-
COMPREHENSIVE LOSS	$(51,787)	$(47,869)	$(2,989,696)
NET LOSS PER COMMON SHARE
Basic and diluted	$-	$-
AVERAGE OUTSTANDING SHARES (stated in 1,000's)
Basic	15,790	15,790
Diluted	30,618	30,618

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
( Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period January 1, 2000 (Date of Inception of Development Stage) to December 31, 2007

					Accumulated
	Common Stock		Additional	Accumulated	Comprehensive
	Shares	Amount	Paid in Capital	Deficit	Gain-Loss

Balance January 1, 2000	13,078,619	$8,164,643	$113,279	$(7,831,339)	$(209,866)
Issuance of stock for private placement	1,041,000	1,276,835	-	-	-
Issuance of stock for exercise of options	1,307,000	213,288	-	-	-
Stock based compensation	-	-	381,846	-	-
Issuance of stock options to consultants	-	-	290,919	-	-
Net operating loss for the year ended
December 31, 2000	-	-	-	(2,163,889)	25,836
Issuance of stock for exercise of options	50,000	8,787	-	-	-
Issuance of stock for mineral properties	200,000	109,396	-	-	-
Stock options issued to consultants	-	-	25,195	-	-
Net operating loss for the year ended
December 31, 2001	-	-	-	(418,623)	151,073
Issuance of stock for exercise of options	113,000	19,052	-	-	-
Net operating loss for the year ended
December 31, 2002	-	-	-	(179,005)	(7,639)
Net operating profit for the year ended
December 31, 2003	-	-	-	18,900	7,881
Net operating loss for the year ended
December 31, 2004	-	-	-	(81,648)	(5,260)
Net operating loss for the year ended
December 31, 2005	-	-	-	(66,183)	(1,821)
Valuation of conversion rights	-	-	21,033	-	-
Net operating loss for the year ended
December 31, 2006	-	-	-	(47,461)	(408)
Valuation of conversion rights	-	-	42,066	-	-
Issuance of stock for services	63,000,000	25,200	-	-	-
Net operating loss for the ended
December 31, 2007	-	-	-	(51,787)	(12,726)
Discontinue foreign operations	-	-	(52,930)	-	52,930

Balance December 31, 2007	78,789,619	$9,817,201	$821,408	$(10,821,035)	$-

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
( Development Stage Company)
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006 and the Period
January 1, 2000 (Date of Inception of Development Stage) to December 31, 2007

	Dec 31,	Dec 31,	Jan 1, 2000 to
	2007	2006	to Dec 31, 2007
CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)	$(51,787)	$(47,461)	$(2,989,696)

Adjustments to reconcile net loss to
net cash provided by operating
activities

Valuation of conversion rights	-	42, 066	63,099
Stock options and stock based compensation	25,200	-	723,160
Amortization	-	-	11,715
Net losses on sale and disposal of assets	-	-	956,940
Valuation adjustment of account receivable	-	-	55,618
Change in accrued interest payable	12,000	16,285	28,285
Change in accounts payable	12,487	(71,264)	(599,627)

Net Change in Cash From Operations	(2,100)	(60,374)	(1,750,506)

CASH FLOWS FROM INVESTING
ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from note payable - related party	-	62,882	62,882
Proceeds from issuance of capital stock	-	-	1,517,962

EXCHANGE RATE ADJUSTMENT	-	(408)	169,662

Net Increase (Decrease) in Cash	(2,100)	2,100	-

Cash at Beginning of Period	2,100	-	-

Cash at End of Period	$-	$2,100	$-

SCHEDULE OF NONCASH OPERATING ACTIVITIES

Stock options and stock based compensation - 2000-2001			$697,960
Issuance 63,000,000 shares common stock for services - 2007	$25,200		$25,200

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

1. ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980. Since its organization the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 100,000,000 shares with no par value.

The Company’s principal business activity has been the development and operations of mineral properties. The Company abandoned its activity and has since been inactive. The Company has been in the development stage starting after 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Earnings (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values, due to the short term duration of these instruments.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On December 31, 2007, the net operating loss available for carry forward for Canadian and United States purposes has not been determined due to a substantial change in stockholders, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements

At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation

Canadian currency is considered to be the functional currency for the Company’s operations. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average exchange rates prevailing during the year. Resulting translation adjustments are included in “Accumulated Comprehensive Gain Loss.” During 2007 the Company discontinued its Canadian operation and therefore closed the Accumulated Comprehensive Gain-Loss account.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 Revenue Recognition

Revenue will be recognized on the sale and delivery of a product or the completion of a service provided.

Advertising and Market Development

The company will expense advertising and market development costs as incurred.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. NOTES PAYABLE

Included in the notes payable are 10% demand notes outstanding, due to former officers of $120,000 and a note payable of $18,665 due to an unrelated party. Accrued interest on the above notes in the amount of $29,907 has been provided.

Any unpaid amounts on the above notes, including accrued interest, is convertible to common stock at $.01 per share, at the option of the note holder, for as long as a balance remains unpaid, equaling approximately 16,757,200 shares on December 31, 2007.

A provision for the valuation of the conversion rights has been provided and is shown as an expense in the statement of operations and was computed using the Black-Scholes (BSM) model.

4. ACCOUNTS PAYABLE

The accounts payable shown in the balance sheet of $14,854 are past due and beyond the statute of limitations.

5. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

On December 31, 2007 officers-directors and managers did not own any outstanding shares of the Company. New officers have been appointed and a stockholders meeting is planned for June 30, 2008 in which new shares will be issued and annual salaries will be determined.

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007

6. GOING CONCERN

The company will need additional working capital for its future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective, through additional short term loans, from its officer’s and equity funding, which will enable the Company to operate for the coming year.

MADSEN & ASSOCIATES, CPA’s Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

Board of Directors
Apiva Ventures Limited
Bellevue, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Apiva Ventures Limited (development stage company) at December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006 and 2005 and the period January 1, 2000 (date of inception of development stage) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apiva Ventures Limited at December 31, 2006, and the results of operations, and cash flows for the years ended December 31, 2006 and 2005 and the period January 1, 2000 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in the notes to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah
July 10, 2007	s/Madsen & Associates, CPA’s Inc.

APIVA VENTURES LIMITED
( Development Stage Company)
BALANCE SHEET
December 31, 2006

ASSETS
CURRENT ASSETS

Cash	$2,100

Total Current Assets	$2,100

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Notes payables	$108,790
Accrued interest payable	16,285
Accounts payable	20,138

Total Current Liabilities	145,213

STOCKHOLDERS' DEFICIT

Common stock
100,000,000 shares authorized at no par value,
15,789,619 shares issued and outstanding	9,792,001
Additional paid-in capital	874,338
Accumulated comprehensive loss - foreign exchange adjustments	(40,204)
Accumulated deficit	10,769,248

Total Stockholders' Deficit	(143,113)
$2,100

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(Development Stage Company)
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006 and 2005 and the Period
January 1, 2000 (Date of Inception of Development Stage) to December 31, 2006

				Jan 1, 2000
	Dec 31,		Dec 31,	to Dec 31,
	2006		2005	2006

REVENUES	$-	$		$-

EXPENSES

Administration	15,427		45,150	2,117,579
Amortization	-		-	11,715

NET LOSS - before other income and expenses	(15,427)		(45,150)	(2,129,294)

OTHER INCOME AND EXPENSES

Valuation of conversion rights	(42,066)		(21,033)	(63,099)
Interest expense	(16,285)		-	(16,285)
Gain from settlement of debt	26,317		-	26,317
Interest income	-		-	21,988
Income distribution from partnership	-		-	179,404
Gain (loss)on sale and disposal of assets	-		-	(956,940)

NET LOSS	(47,461)		(66,183)	(2,937,909)

COMPREHENSIVE GAIN (L0SS)
Foreign exchange adjustment	(408)		(1,821)	169,662

COMPREHENSIVE LOSS	$(47,869)		$(68,004)	$(2,768,247)
NET LOSS PER COMMON SHARE
Basic and diluted	$-		$-

AVERAGE OUTSTANDING SHARES (stated in 1,000's)
Basic	15,790		15,790
Diluted	28,300		28,300

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
( Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period January 1, 2000 (Date of Inception of Development Stage) to December 31, 2006

	Common Stock				Accumulated
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Comprehensive Losses

Balance January 1, 2000	13,078,619	$8,164,643	$113,279	$(7,831,339)	$(209,866)
Issuance of stock for private placement	1,041,000	1,276,835	-	-	-
Issuance of stock for exercise of options	1,307,000	213,288	-	-	-
Stock based compensation	-	-	381,846	-	-
Issuance of stock options to consultants	-	-	290,919	-	-
Net operating loss for the year ended
December 31, 2000	-	-	-	(2,163,889)	-
Foreign exchange rate adjustment	-	-	-	-	25,836
Issuance of stock for exercise of options	50,000	8,787	-	-	-
Issuance of stock for mineral properties	200,000	109,396	-	-	-
Stock options issued to consultants	-	-	25,195	-	-
Net operating loss for the year ended
December 31, 2001	-	-	-	(418,623)	-
Foreign exchange rate adjustment	-	-	-	-	151,073
Issuance of stock for exercise of options	113,000	19,052	-	-	-
Net operating loss for the year ended
December 31, 2002	-	-	-	(179,005)	-
Foreign exchange rate adjustment	-	-	-	-	(7,639)
Net operating profit for the year ended
December 31, 2003	-	-	-	18,900	-
Foreign exchange rate adjustment	-	-	-	-	7,881
Net operating loss for the year ended
December 31, 2004	-	-	-	(81,648)
Foreign exchange rate adjustment	-	-	-	-	(5,260)
Net operating loss for the year ended
December 31, 2005	-	-	-	(66,183)	-
Valuation of conversion rights	-	-	21,033	-	-
Foreign exchange rate adjustment	-	-	-	-	(1,821)
Balance December 31, 2005	15,789,619	9,792,001	832,272	(10,721,787)	(39,796)
Net operating loss for the year ended
December 31, 2006	-	-	-	(47,461)	-
Valuation of conversion rights	-	-	42,066	-	-
Foreign exchange rate adjustment	-	-	-	-	(408)
Balance December 31, 2006	15,789,619	$9,792,001	$874,338	$(10,769,248)	$(40,204)

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
( Development Stage Company)
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005 and the Period
January 1, 2000 (Date of Inception of Development Stage) to December 31, 2006

	Dec 31,	Dec 31,	Jan 1, 2000 to
	2006	2005	to Dec 31, 2006
CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)	$(47,461)	$(66,183)	$(2,937,909)
Adjustments to reconcile net loss to
net cash provided by operating activities

Valuation of conversion rights	42,066	21, 033	63,099
Stock options and stock based compensation	-	-	697,960
Amortization	-	-	11,715
Net losses on sale and disposal of assets	-	-	956,940
Valuation adjustment of account receivable	-	-	55,618
Change in accrued interest payable	16,285	-	16,285
Change in accounts payable	(71,264)	45,973	(612,114)

Net Change in Cash From Operations	(60,374)	823	(1,748,406)

CASH FLOWS FROM INVESTING
ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from note payable - related party	62,882	-	62,882
Proceeds from issuance of capital stock	-	-	1,517,962

EXCHANGE RATE ADJUSTMENT	(408)	(1,821)	169,662

Net Increase (Decrease) in Cash	2,100	(998)	2,100

Cash at Beginning of Period		998	-

Cash at End of Period	$2,100	$-	$2,100

SCHEDULE OF NONCASH OPERATING ACTIVITIES

Stock options and stock based compensation - 2000-2001			$697,960

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980. Since its organization the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 100,000,000 shares with no par value.

The Company’s principal business activity has been the development and operations of mineral properties.

The Company abandoned its activity and has since been inactive. The Company has been in the development stage starting after 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Earnings (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values, due to the short term duration of these instruments.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On December 31, 2006, the net operating loss available for carry forward for Canadian and United States purposes has not been determined, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements

At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation

Canadian currency is considered to be the functional currency for the Company’s operations. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average exchange rates prevailing during the year. Resulting translation adjustments are included in “Accumulated Comprehensive losses.”

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

APIVA VENTURES LIMITED
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue will be recognized on the sale and delivery of a product or the completion of a service provided.

Advertising and Market Development

The company will expense advertising and market development costs as incurred.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. NOTES PAYABLE

The Company has two 10%, demand notes outstanding, due to former officers, resulting from accrued management fees during 2005 and 2004 totaling $45,908, and a 10%, demand note due an unrelated party resulting from loans received in 2006 of $62,882. Accrued interest on the above notes in the amount of $16,285 has been provided.

Any unpaid amounts on the above notes, including accrued interest, is convertible to common stock at $.01 per share, at the option of the note holder, for as long as a balance remains unpaid, equaling approximately 12,507,000 shares on December 31, 2006.

A provision for the valuation of the conversion rights has been provided and is shown as an expense in the statement of operations and was computed using the Black-Scholes (BSM) model.

4. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company issued 63,000,000 common shares to officers-directors during June 2007 for services, subsequent to December 31, 2006, representing 80% of the outstanding shares, after the issue.

5. GOING CONCERN

The company will need additional working capital for its future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective, through additional short term loans, from its officer’s and equity funding, which will enable the Company to operate for the coming year.